SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

MARCH 15, 2006

AngloGold Ashanti Limited_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI NOTICE OF ANNUAL GENERAL MEETING








05

Notice of
Annual
General
Meeting

AngloGold Ashanti

AngloGold Ashanti Limited

(Incorporated in the
Republic of South Africa)
Registration number
1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
("AngloGold Ashanti" or
"the company")

**This document is important and
requires your immediate attention**

If you are in any doubt about what
action you should take, consult
your stockbroker, attorney, banker,
financial adviser, accountant or
other professional adviser
immediately

If you have disposed of all your
shares in AngloGold Ashanti you
should pass this document and
the enclosed proxy form/CDI
voting instruction form to the
purchaser of such shares or the
stockbroker, banker or other agent
through whom the disposal was
effected for transmission to the
purchaser

Registered and corporate office

11 Diagonal Street,
Johannesburg, 2001
(PO Box 62117
Marshalltown, 2107)
South Africa

AngloGold Ashanti Limited

Annual General Meeting

INVITATION

**Friday, 5 May 2006
11:00
The Country Club Johannesburg
Napier Road
Auckland Park
Johannesburg
South Africa**

Included in this document are the following:
- The notice of meeting setting out the resolutions to be proposed, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.
- Proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold Ashanti ordinary shares in certificated form or recorded in sub-registered electronic form in "own name".
- CDI voting instruction form for completion, signature and submission by Australian holders of Chess Depositary Interests (CDIs).

Shareholders on the South African register who have dematerialised through STRATE their AngloGold Ashanti ordinary shares, other than those whose shareholding is recorded in their "own name" in the sub-register maintained by their Central Securities Depository Participant (CSDP) and who wish to attend the meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

Notice of annual general meeting

Notice is hereby given that the 62nd annual general meeting of shareholders of AngloGold Ashanti Limited will be held at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, on Friday, 5 May 2006, at 11:00, to consider and, if deemed fit, pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of 1973, as amended, and subject to the Listings Requirements of the JSE Limited and other stock exchanges on which the company's ordinary shares are listed.

Ordinary business

1. **Ordinary resolution number 1**

   Adoption of financial statements
   "Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors' and directors' reports for the year ended 31 December 2005, be received and adopted."

   The reason for proposing ordinary resolution number 1 is to receive and adopt the consolidated annual financial statements of the company and its subsidiaries for the last completed financial year. These are contained within the annual report.

2. **Ordinary resolution number 2**

   Re-election of director
   "Resolved that Mr FB Arisman, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

   The reason for proposing ordinary resolution number 2 is because Mr FB Arisman, retires as a director of the company by rotation at the annual general meeting.

   Frank Arisman, MSc (Finance), has been a member of the AngloGold board since April 1998. He resides in New York and retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.

3. **Ordinary resolution number 3**

   Re-election of director
   "Resolved that Mrs E le R Bradley, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

   The reason for proposing ordinary resolution number 3 is because Mrs E le R Bradley retires as a director of the company by rotation at the annual general meeting.

   Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco Investments Limited and Toyota South Africa (Proprietary) Limited and a director of a number of other companies. She is deputy chairman of the South African Institute of International Affairs.

4. **Ordinary resolution number 4**

   Re-election of director
   "Resolved that Mr RP Edey who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

   The reason for proposing ordinary resolution number 4 is because Mr RP Edey retires as a director of the company by rotation at the annual general meeting.

   Russell Edey, FCA, was appointed to the AngloGold board in April 1998 and is currently chairman of the board, having previously served as deputy chairman from December 2000 till May 2003. Based in the United Kingdom, he is deputy chairman of NM Rothschild Corporate Finance and a director of a number of other companies.

5. **Ordinary resolution number 5**

   Re-election of director
   "Resolved that Mr RM Godsell who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

   The reason for proposing ordinary resolution number 5 is because Mr RM Godsell retires as a director of the company by rotation at the annual general meeting.

   Bobby Godsell, MA, was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has 29 years of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also the immediate past chairman of the World Gold Council.

6. **Ordinary resolution number 6**

Re-election of director

"Resolved that Dr TJ Motlatsi, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 6 is because Dr TJ Motlatsi retires as a director of the company by rotation at the annual general meeting.

James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers. He is chief executive officer of TEBA Limited.

7. **Ordinary resolution number 7**

Election of director

"Resolved that Mr RE Bannerman, who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 7 is because Mr RE Bannerman, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Reginald Bannerman, MA (Oxon), LLM (Yale), was appointed to the board in February 2006. He is currently the principal partner at Messrs Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana. He is a member of the General Legal Council of Ghana and a member of the board of the Valco Trust Fund, the largest privately run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, Reginald was also formerly the mayor of Accra, the capital city of Ghana.

8. **Ordinary resolution number 8**

Election of director

"Resolved that Mr R Carvalho Silva, who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 8 is because Mr R Carvalho Silva, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Roberto Carvalho Silva, BAcc, BCorp Admin, joined the Anglo American group in Brazil in 1973 and was appointed president and CEO of AngloGold South America in January 1999. He became executive officer, South America for AngloGold in 2000 and chief operating officer – international in May 2005 when he was appointed to the board.

9. **Ordinary resolution number 9**

Election of director

"Resolved that Mr R Médori who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 9 is because Mr R Médori, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

René Médori, Doctorate Economics, Grad (Fin), was appointed to the AngloGold Ashanti board in August 2005. He is the finance director of Anglo American plc.

10. **Ordinary resolution number 10**

Election of director

"Resolved that Mr NF Nicolau who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 10 is because Mr NF Nicolau, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Neville Nicolau, B Tech (Min Eng), MBA, was appointed the executive officer responsible for AngloGold's South Africa region in November 2001 and chief operating officer – Africa in May 2005 when he was appointed to the board. He has 27 years of experience in the mining industry.

11. Ordinary resolution number 11

Election of director
"Resolved that Mr S Venkatakrishnan who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 11 is because Mr S Venkatakrishnan, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Srinivasan Venkatakrishnan (Venkat), BCom, ACA (ICAI), was the finance director of Ashanti Goldfields Company Limited from 2000 until the merger with AngloGold in 2004. Prior to joining Ashanti, Venkat was a director in the Reorganisation Services Division of Deloitte & Touche in London. He was appointed to the board of AngloGold Ashanti in August 2005.

12. Ordinary resolution number 12

Placement of shares under the control of the directors
"Resolved that subject to the provisions of the Companies Act (Act 61) of 1973, as amended, and the Listings Requirements of the JSE Limited, from time to time, the directors of the company are hereby, as a general authority and approval, authorised to allot and issue, in their discretion, and for such purposes as they may determine, up to 10% of the authorised but unissued ordinary shares of 25 cents each in the share capital of the company remaining after setting aside so many ordinary shares of 25 cents each as may be required to be allotted and issued by the company pursuant to the AngloGold Limited Share Incentive Scheme, the Long-Term Incentive Plan and the Bonus Share Plan and for purposes of the conversion of the US$1,000,000,000, 2.375% Guaranteed Convertible Bonds issued by AngloGold Ashanti Holdings plc."

The reason for proposing ordinary resolution number 12 is to seek a general authority placing a portion of the unissued ordinary shares of the company under the control of the directors. The directors consider it advantageous to renew this authority to enable the company to take advantage of business opportunities which might arise in the future.

13. Ordinary resolution number 13

Issuing of shares for cash
"Resolved that, subject to Ordinary Resolution No. 12 being passed and in terms of the Listings Requirements of the JSE Limited (JSE) from time to time (the JSE Listings Requirements), the directors are hereby authorised to allot and issue for cash without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, in their discretion, the authorised but unissued ordinary shares of 25 cents each in the share capital of the company which were placed under the control of the directors as a general authority in terms of Ordinary Resolution No. 12, subject to the following conditions:

(a) this authority shall only be valid until the next annual general meeting but shall not extend beyond 15 months;

(b) a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of ordinary shares in issue prior to the issue concerned;

(c) the issues for cash in the aggregate in any one financial year shall not exceed 10% of the number of shares of the company's unissued ordinary share capital;

(d) in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company; and

(e)   this authority includes the issue of shares arising from any options or convertible securities issued for cash other than in respect of which a specific authority for such issue has been obtained."

The reason for proposing ordinary resolution number 13 is that the directors consider it advantageous to renew this authority to enable the company to take advantage of any business opportunity which might arise in the future. The proposed renewal of this authority is in compliance with the JSE Listings Requirements relating to the issue of shares for cash.

A 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for the approval of this ordinary resolution.

Special business

14. Ordinary resolution number 14

President's remuneration
"Resolved that, in accordance with the provisions of Article 73 of the Articles of Association, the remuneration for the president of the company, including his remuneration as a director, shall, with effect from 6 May 2006, be R300,000 per annum, payable quarterly in arrear. The remuneration payable shall be in proportion to the period that the president has held office during the year."

The reason for proposing this ordinary resolution is because the office of the president has become non-executive. This will bring the remuneration of the president to an equitable level. This resolution is in addition to the resolution passed by shareholders at the annual general meeting of the company on 29 April 2004 (when the office of president had then not been created) in connection with directors' revised fees, which included travel allowances. On the basis of the current 12 non-executive directors, their aggregate annual remuneration payable in rands will increase from R1,180,000 to R1,370,000 and that payable in dollars will remain unchanged at $162,000.

Executive directors do not receive payment of directors' remuneration.

The company will disregard any votes cast by:

–   the chairman, deputy chairman, president, non-executive directors and executive directors;

–   an associate of that person or group of persons stated above;

However, the company will not disregard a vote if:

–   it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

–   it is cast by the person chairing the meeting as a proxy of a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

15. Special resolution number 1

Acquisition of company's own shares
"Resolved that the acquisition in terms of Section 85 of the Companies Act (Act 61) of 1973, as amended, (the Act) and the Listings Requirements of the JSE Limited (JSE) from time to time (the JSE Listings Requirements), by the company of ordinary shares issued by the company, and the acquisition in terms of Section 89 of the Act and the JSE Listings Requirements by the company and any of its subsidiaries, from time to time, of ordinary shares issued by the company, is hereby approved as a general approval, provided that:

–   any such acquisition of shares shall be implemented through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party; and/or on the open market of any other stock exchange on which the shares are listed or may be listed and on which the company may, subject to the approval of the JSE and any other stock exchange as necessary, wish to effect such acquisition of shares;

–   this approval shall be valid only until the next annual general meeting of the company, or for 15 months from the date of this resolution, whichever period is shorter;

–   an announcement containing details of such acquisitions will be published as soon as the company, or the subsidiaries collectively, shall have acquired ordinary shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company, or by the subsidiaries collectively, as the case may be, of ordinary shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval;

–   the company, and its subsidiaries collectively, shall not in any financial year be entitled to acquire ordinary shares issued by the company constituting, on a cumulative basis, more than 20% of the number of ordinary shares in the company in issue as at the date of this approval;

–   shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company's shares for the five business days immediately preceding the date of the relevant acquisition."

The reason for this special resolution is to grant the directors of the company a general authority for the acquisition of the company's ordinary shares by the company, or by a subsidiary of the company.

The effect of this special resolution will be to authorise the directors of the company to procure that the company or any of its subsidiaries may purchase ordinary shares issued by the company on the JSE or any other stock exchange on which the company's shares are or may be listed.

The directors, after considering the effect of a repurchase, up to the maximum limit, of the company's issued ordinary shares, are of the opinion that if such repurchases were implemented:

–   the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;

–   the assets of the company and the group would be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;

–   the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and

–   the working capital of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting.

At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate.

The company will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.12 of the Listings Requirements of the JSE prior to the commencement of any purchases of the company's shares on the open market.

In terms of section 11.23 of the Listings Requirements of the JSE, the following information is disclosed in the Annual Report 2005:

	Page
Directors and management	23 to 26
Major shareholders	118 and 265
Material change	124
Directors' interest in securities	125
Share capital of the company	118 and 119
Responsibility statement	126
Litigation	124

Voting instructions

A shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company. A form of proxy/CDI voting instruction form, accompanies this notice.

Duly completed proxy forms must be received by the share registrars by no later than 11:00 (South African time) on Wednesday, 3 May 2006. Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, by 11:00 (Perth time) on Tuesday, 2 May 2006.

The attention of shareholders is directed to the additional notes contained in the form of proxy and the CDI voting instruction form, relating to the completion and timeous submission of such forms.

In accordance with the AngloGold Ashanti Depositary Securities (GhDSs) Agreement dated 26 April 2004, the Depositary will mail an appropriate notice, together with a voting instruction form, to holders of GhDSs (Holders). Holders may direct the Depositary via the voting instruction forms to vote on their behalf in the manner such Holders may direct.

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository Participant (CSDP)) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

By order of the board

Ms Y Z Simelane
Managing Secretary

Johannesburg
15 March 2006

Registered and corporate office

11 Diagonal Street
Johannesburg
2001
South Africa

Important notes about the annual general meeting (AGM)

Date

Friday, 5 May 2006.

Venue

The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa.

Timing

The AGM will start promptly at 11:00.

Refreshments

Refreshments will be served after the meeting.

Travel information

The accompanying map indicates the location of The Country Club Johannesburg.

Admission

Shareholders and others attending the AGM are asked to register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.

Security

Secured parking is provided at the venue. Mobile telephones should be switched off during the AGM.

Enquiries and questions

Shareholders who intend to ask a question related to the business of the AGM or on related matters are asked to furnish their name, address and question(s) at the registration desk. Personnel will be available to provide any advice and assistance required.

Queries about the AGM

If you have any queries about the AGM, please telephone any of the contact names listed on the inside back cover of the accompanying annual report.


N1
Pretoria
Sandton
N1
N3
M1
R24
CBD
M2
N12
N1
Bloemfontein
MELVILLE
Main Road
RICHMOND
Barry Hertzog
Menton
to SANDTON
M1
PARKTOWN
Napier
Jan Smuts
AUCKLAND PARK
Lothbury
The Country Club Johannesburg
Park
Kingsway
Napier
Empire
St Andrews
Stanley
Menton
Milpark's Galleries
Holiday Inn Garden Court
Empire
University
Cookham
Henley
SABC
Annet
Owl
Annet
Empire
M1
COTTESLOE
to JOHANNESBURG



www.anglogoldashanti.com

Form of proxy

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
("AngloGold Ashanti" or "the company")

This form of proxy is only to be completed by those AngloGold Ashanti shareholders who hold ordinary shares in certificated form or recorded in sub-registered dematerialised electronic form in "own name". Other AngloGold Ashanti shareholders who hold dematerialised ordinary shares are required to refer to paragraph 2 of the "Notes" for further instructions.

I/We
_____
(Name in BLOCK LETTERS)

of
_____
(Address in BLOCK LETTERS)

being a shareholder(s) of the company:

hereby appoint _____ of _____

or, failing him/her, _____ of _____ or, failing him/her,

the chairman of the annual general meeting, as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of shareholders to be held at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, on Friday, 5 May 2006 at 11:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
Ordinary business			
1. **Ordinary Resolution No. 1** Adoption of financial statements			
2. **Ordinary Resolution No. 2** Re-election of director Mr FB Arisman			
3. **Ordinary Resolution No. 3** Re-election of director Mrs E le R Bradley			
4. **Ordinary Resolution No. 4** Re-election of director Mr RP Edey			
5. **Ordinary Resolution No. 5** Re-election of director Mr RM Godsell			
6. **Ordinary Resolution No. 6** Re-election of director Dr TJ Motlatsi			
7. **Ordinary Resolution No. 7** Election of director Mr RE Bannerman			
8. **Ordinary Resolution No. 8** Election of director Mr R Carvalho Silva			
9. **Ordinary Resolution No. 9** Election of director Mr R Médori			
10. **Ordinary Resolution No. 10** Election of director Mr NF Nicolau			
11. **Ordinary Resolution No. 11** Election of director Mr S Venkatakrishnan			
12. **Ordinary Resolution No.12** Placement of unissued shares under the control of the directors			
13. **Ordinary Resolution No. 13** Authority to issue shares for cash			
Special business			
14. **Ordinary Resolution No. 14** Approval of remuneration of the company's president as non-executive director			
15. **Special Resolution No. 1** Authority to acquire the company's own shares			

A shareholder entitled to attend and vote at the abovementioned meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.

Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Please indicate with an "X" in the appropriate spaces above how votes are to be cast.

Signed at _____ on _____ 2006

Signature _____

Please read the notes on the reverse side hereof

This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests and Ghana Depositary Shares

37906

Notes

1. A form of proxy is only to be completed by those ordinary shareholders who are:

    1.1 holding ordinary shares in certificated form; or

    1.2 recorded on sub-register dematerialised electronic form in "own name".

2. Shareholders who have dematerialised their shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) who wish to attend the annual general meeting in person, will need to request their CSDP to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP.

3. A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the annual general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person present at the annual general meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the annual general meeting.

4. A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the annual general meeting.

5. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars in South Africa, the United Kingdom, Australia or Ghana.

7. When there are joint holders of shares, any one holder may sign the form of proxy.

8. The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

9. The chairman of the annual general meeting may reject or accept any form of proxy which is completed and/or received otherwise than in accordance with these notes, provided that he is satisfied as to the manner in which the shareholder concerned wishes to vote.

10. Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 11:00 (South African time) on Wednesday, 3 May 2006:

Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor, 70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa

Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, England, United Kingdom

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia

NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box KIA 9563 Airport, Accra
Ghana

CDI voting instruction form

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
ASX Share code: AGG
("AngloGold Ashanti" or "the company")

FOR COMPLETION BY AUSTRALIAN HOLDERS OF CHESS DEPOSITARY INTERESTS (CDIs)

Holders of CDIs should use this form to direct CHESS Depositary Nominees Pty Limited to enable them to vote on the resolutions as detailed below. The CDI Voting Instruction Form gives your voting instructions to CHESS Depositary Nominees Pty Limited to enable them to vote the underlying ordinary shares on your behalf.

Please Note: Every 5 CDIs carry the right to one vote.

I/We _____

being a holder of CDIs of the company direct CHESS Depositary Nominees Pty Limited to vote for me in respect of all the CDIs held in my/our name at the annual general meeting of the company to be held at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, on Friday, 5 May 2006 at 11:00 and at any adjournment thereof. I direct CHESS Depositary Nominees Pty Limited to vote as follows:

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
Ordinary business			
1. **Ordinary Resolution No. 1** Adoption of financial statements			
2. **Ordinary Resolution No. 2** Re-election of director Mr FB Arisman			
3. **Ordinary Resolution No. 3** Re-election of director Mrs E le R Bradley			
4. **Ordinary Resolution No. 4** Re-election of director Mr RP Edey			
5. **Ordinary Resolution No. 5** Re-election of director Mr RM Godsell			
6. **Ordinary Resolution No. 6** Re-election of director Dr TJ Motlatsi			
7. **Ordinary Resolution No. 7** Election of director Mr RE Bannerman			
8. **Ordinary Resolution No. 8** Election of director Mr R Carvalho Silva			
9. **Ordinary Resolution No. 9** Election of director Mr R Médori			
10. **Ordinary Resolution No. 10** Election of director Mr NF Nicolau			
11. **Ordinary Resolution No. 11** Election of director Mr S Venkatakrishnan			
12. **Ordinary Resolution No.12** Placement of unissued shares under the control of the directors			
13. **Ordinary Resolution No. 13** Authority to issue shares for cash			
Special business			
14. **Ordinary Resolution No. 14** Approval of remuneration of the company's president as non-executive director			
15. **Special Resolution No. 1** Authority to acquire the company's own shares			

Notes:
1. All the votes need not be exercised, neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. When there are joint holders of CDIs, any one holder may sign the Voting Instruction Form.
4. Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the share registrars.
5. Signature of this Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.
6. Completed CDI Voting Instruction Forms should be returned to Computershare Investor Services Pty Limited, Level 2, 45 St George's Terrace, Perth WA 6000 or GPO Box D182, Perth WA 6840 by no later than 11:00 Perth, Australia time, on Tuesday, 2 May 2006.

Signed at _____ on _____ 2006

Name in BLOCK LETTERS _____ Signature _____

(Initials and surname of joint holders, if any)

37906

GhDS voting instruction form

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
GSE codes: Share: AGA; GhDSs: AAD
("AngloGold Ashanti" or "the company")

FOR COMPLETION BY HOLDERS OF GHANA DEPOSITARY SHARES (GhDSs)

This GhDS Voting instruction Form is to enable you to instruct NTHC Limited, as Depositary, how to vote on the resolutions detailed below on your behalf. Please note: every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.

I/We _____

being the registered holder(s) of GhDSs of the company direct NTHC Limited to vote for me/us in respect of all the GhDSs held in my/our name at the annual general meeting of the company to be held at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, on Friday, 5 May 2006 at 11:00 and at any adjournment thereof. I/We direct NTHC Limited to vote as follows:

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
Ordinary business			
1. **Ordinary Resolution No. 1** Adoption of financial statements			
2. **Ordinary Resolution No. 2** Re-election of director Mr FB Arisman			
3. **Ordinary Resolution No. 3** Re-election of director Mrs E le R Bradley			
4. **Ordinary Resolution No. 4** Re-election of director Mr RP Edey			
5. **Ordinary Resolution No. 5** Re-election of director Mr RM Godsell			
6. **Ordinary Resolution No. 6** Re-election of director Dr TJ Motlatsi			
7. **Ordinary Resolution No. 7** Election of director Mr RE Bannerman			
8. **Ordinary Resolution No. 8** Election of director Mr R Carvalho Silva			
9. **Ordinary Resolution No. 9** Election of director Mr R Médori			
10. **Ordinary Resolution No. 10** Election of director Mr NF Nicolau			
11. **Ordinary Resolution No. 11** Election of director Mr S Venkatakrishnan			
12. **Ordinary Resolution No.12** Placement of unissued shares under the control of the directors			
13. **Ordinary Resolution No. 13** Authority to issue shares for cash			
Special business			
14. **Ordinary Resolution No. 14** Approval of remuneration of the company's president as non-executive director			
15. **Special Resolution No. 1** Authority to acquire the company's own shares			

Notes:
1. The right to vote on each of the resolutions need not be exercised, neither need all the votes be cast in the same way.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. In the case of joint holders of GhDSs, any one holder may sign the Voting Instruction Form.
4. Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the Depositary.
5. Signature of this Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.
6. Completed GhDS Voting Instruction Forms should be returned to NTHC Limited, Martco House, off Kwame Nkrumah Avenue, PO Box KIA 9563 Airport, Accra, Ghana by no later than 11:00 Ghana time on Tuesday, 2 May 2006.

Signed at _____ on _____ 2006

Name in BLOCK LETTERS _____ Signature _____

(Initials and surname of joint holders, if any)

It is understood that, if this form is not signed and returned, the depositary will not vote for such resolutions.

37906

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: MARCH 15, 2006

By: _____

Name: C R Bull
Title: Company Secretary